Exhibit 12(a)

Ratio of Earnings to Fixed Charges

(dollar amounts in thousands)

	Nine Months Ended	Twelve Months Ended December 31,
	September 30, 2015	2014	2013	2012	2011	2010
Earnings:
Income before income taxes	$83,780	$48,937	$47,977	$54,550	$37,916	$26,431
Add: Fixed charges, excluding interest on deposits	7,435	9,049	9,933	11,291	11,592	13,576
Exclude: (Gains) losses from equity interests in 50%-or-less-owned investees	417	459	(946)	(2,221)	(941)	140
Earnings available for fixed charges, excluding interest on deposits	91,632	58,445	56,964	63,620	48,567	40,147
Add: Interest on deposits	9,558	8,212	9,545	11,453	22,474	31,015
Earnings available for fixed charges, including interest on deposits	101,190	66,657	66,509	75,073	71,041	71,162
Fixed Charges:
Interest expense, excluding interest on deposits	6,217	8,428	9,324	10,716	11,172	13,138
Interest portion of rental expense	1,218	621	609	575	420	438
Total fixed charges, excluding interest on deposits	7,435	9,049	9,933	11,291	11,592	13,576
Add: Interest on deposits	9,558	8,212	9,545	11,453	22,474	31,015
Total fixed charges, including interest on deposits	$16,993	$17,261	$19,478	$22,744	$34,066	$44,591
Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	12.32	6.46	5.73	5.63	4.19	2.96
Including interest on deposits	5.95	3.86	3.41	3.30	2.09	1.60